UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF FLORIDA

In Re:	CASE NO. 98-20679-BKC-RBR

SUN CITY INDUSTRIES, INC.,	Chapter 7
(Substantively Consolidated)
Debtor.
_________________________

ORDER APPROVING SALE OF SUN CITY

INDUSTRIES, INC. CORPORATE SHELL AND RETITLING CASE

"IN RE ESTATE OF SUN CITY INDUSTRIES, INC."

THIS MATTER came before the Court on May 23, 2003, pursuant to prior Order of this Court entitled "Order Approving Contract for Sale and Purchase of Shell Entity and Approving Procedures for Sale of Shell Entity Free and Clear of Liens, Claims and Encumbrances Pursuant to 11 USC Section 363(f) ("Procedure Order") dated April 23, 2003. The matter before the Court is the Trustee’s request to approve the sale of the Sun City Industries, Inc. ("Sun City") public shell ("Shell") to Glenin Bay Equity, LLC ("Glenin Bay" or "Purchaser") free and clear of all liens, claims and encumbrances and free and clear of all real and personal assets, including the Sun City subsidiaries, however, subject to all rights and obligations set forth in the Contract for Sale ("Contract") approved by the Procedure Order. Based on the papers submitted, the representations of counsel and the record, the Court finds and determines as follows:

    Sun City Industries, Inc. ("Sun City") filed a petition ("Petition") for Relief and reorganization under Chapter 11 of the Bankruptcy Code with this Court on February 2, 1998. At said time, the following eight wholly-owned subsidiaries of Sun City also filed for relief under Chapter 11:

  Sun City Administrative Co., Inc.

  Certified Poultry & Egg Co., Inc.

  Certified Food Service of PA, Inc.

  Gulf Coast Foodservice, Inc.

  Certified Food Service of Georgia, Inc.

  Certified Food Service of Orlando, Inc.

  Sun City Produce, Inc.

  Sheppard Food Service, Inc.

  Thereafter in March and April of 1998, Sun City and the eight subsidiaries were substantively consolidated, the cases were converted to proceedings under Chapter 7, and Soneet Kapila was confirmed as the Chapter 7 Trustee for the substantively consolidated Chapter 7 cases.
  On December 21, 1998, the Trustee filed a Petition for Relief under Chapter 7 on behalf of a ninth subsidiary, Nearby Producers Egg & Poultry Marking Corporation, which case was thereafter substantively consolidated into the Sun City case.
  Sun City was a publicly traded company, reporting to the United States Securities & Exchange Commission ("SEC"), with 3,000.00 shares authorized and approximately 2,276,116 shares issued. As of the Petition date according to the Debtor’s schedules, there were 298 shareholders of record.
  The Trustee has received an offer to purchase the Sun City entity for $30,000.00 (a) free and clear of all liens, claims and encumbrances with all liens, claims and encumbrances to attach to proceeds of sale; and (b) free and clear of any and all real and personal assets including all subsidiaries and (c) subject to all rights and liabilities set forth in the Contract.
  The Contract was approved by the Court in the Procedures Order.
  The Contract and the Procedures Order call for the sale of the Shell "as is, where is," without representation or warranty of Seller as to good standing, reinstatement of good standing, and adequacy or timeliness of filing requirements (whether state or federal, including SEC requirements and compliance, the State of Delaware, the State of Florida or any other governmental unit.).
  The Contract and the Procedures Order further call for the sale of the Shell free and clear of any real or personal property interests including any ownership positions with respect to the

  Sun City subsidiaries, however, subject to all rights and liabilities of the Contract.

  The Contract and the Procedures Order call for the sale of the Shell free and clear of all liens, claims and encumbrances pursuant to 11 USC Section 363(f) with all liens, claims and encumbrances to attach to the proceeds of the sale.
  The Contract and the Procedures Order provides that, with respect to the continuing existence of the corporation, upon closing:
      The existing directors of Sun City will be deemed removed from office;
      The Purchaser shall be authorized to appoint a single and sole member to Sun City’s Board of Directors ("New Director");
      The New Director shall be authorized to amend Sun City’s Articles of Incorporation to increase the authorized common stock of Sun City by 87 million, resulting in authorized common shares of 90 million;
      The New Director shall be authorized to amend Sun City’s Articles of Incorporation to alter the par value per share of Sun City’s common stock from ten cents ($.10) to one mil ($.001);
      Sun City shall be authorized to issue up to one million shares of common stock par value .001 to the new management of Sun City, which shall be appointed by the newly-constituted Board of Director;
    Sun City shall be authorized and shall implement a reverse split of already issued and outstanding common stock in the ratio of 1-for-100, provided all fractional sales resulting from said reverse shall be rounded up to the next whole 100 (for example 500 shares shall be 5 shares and shall thereafter be rounded up to 100 shares and 50,500 shares shall equal 505 shares which shall be rounded to 600 shares);
    Sun City shall be authorized to cancel and extinguish all common share conversion rights of any kind, including without limitation, warrants, options, convertible bonds, other convertible debt instruments and convertible preferred stocks;
    Sun City shall be authorized to cancel and extinguish all preferred shares of every series and accompanying conversion rights of any kind including, without limitation, warrants, options, convertible bonds, and other convertible debt instruments with respect to any preferred shares;
    Pursuant to the Contract and Procedures Order, this matter was set down for final hearing on May 23, 2003 and the Trustee was obligated to accept competing bids in the amount of $35,000.00 or higher if received no later than the close of business on May 16, 2003.
  . A timely competing bid was received pursuant to the Procedures Order, and on May 21, 2003 at 11:00 a.m. an auction sale was conducted at the Trustee’s Office. The successful bidder at the auction sale was Glenin Bay, with a successful bid in the amount of $40,500.
  . The Procedures Order with the Contract attached was served upon all creditors, shareholders, the United States Trustee’s office, the SEC and all interested parties who filed Notices of Appearance in the instant case. The Court finds that notice of the sale of the Shell asset has been sufficient under 11 USC Section 363 and Fed.R.Bank P 2002 and 6004.
  . Glenin Bay is a disinterested person as that term is defined in 11 USC  Section 101(14) and is unrelated to the Trustee, the Debtor, any of the Debtor’s subsidiaries and any principals of the Debtor.
  . The Contract and the auction sale are each fair, equitable, reasonable and in compliance with the Procedures Order.
  . The consideration involved in this sale is adequate, reasonable and fair. Glenin Bay is a good faith purchaser for value within the meaning of 11 USC Section 363(m) and is entitled to all the protections offered in 11 USC Section 363(m)

  Accordingly, based upon the above findings and determinations, good and sufficient cause having been shown, it is hereby ordered and adjudged as follows:

  . Pursuant to 11 USC Section 363(f), the Trustee’s sale of the Shell for $40,500 pursuant to the terms of the Contract and Procedures Order and pursuant to the auction on May 21, 2003, shall be and is hereby approved. The sale shall be free and clear of any and all liens, claims and encumbrances all of which shall attach to proceeds of sale and shall be administered by the estate. Said sale shall also be free and clear of any and all real or personal property interests, including any interests in Sun City subsidiaries;
  . Hereafter, this case shall be referred to as "In Re the Estate of Sun City Industries, Inc." The name change shall have no effect upon all prior Orders entered in the case including the Orders consolidating this case with the separate subsidiary cases.
  . Glenin Bay is a good faith purchaser and is entitled to all the protections set forth in 11 USC Section 363(m);
  . The transfer of the Shell will be a legal, valid and effective transfer.
  . The provisions of this Order authorizing the sale of the shell free and clear of liens, claims and encumbrances shall be self executing and neither the Trustee, Sun City or the Estate of Sun City shall be required to execute or file releases, termination statements, assignments, consents, cancellations or other instruments to effectuate, consummate and/or implement the provisions hereof with respect to such sale.
  . Upon closing of the sale:
      The existing directors of Sun City will be deemed removed from office;
    The Purchaser shall be authorized to appoint a single and sole member to Sun City’s Board of Director ("New Director");
    The New Director shall be authorized to amend Sun City’s Articles of Incorporation to increase the authorized common stock of Sun City by 87 million resulting in authorized common shares of 90 million;
    The New Director shall be authorized to amend Sun City’s Articles of Incorporation to alter the par value per share of Sun City’s common stock from ten cents ($.10) to one mil ($.001);
    Sun City shall be authorized to issue up to one million shares of common stock par value .001 to the new management of Sun City, which shall be appointed by the newly-constituted Board of Director;
    Sun City shall be authorized and shall implement a reverse split of already issued and outstanding common stock in the ratio of 1-for-100, provided all fractional sales resulting from said reverse shall be rounded up to the next whole 100 (for example 500 shares shall be 5 shares and shall thereafter be rounded up to 100 shares and 50,500 shares shall equal 505 shares which shall be rounded to 600 shares);
    Sun City shall be authorized to cancel and extinguish all common share conversion rights of any kind, including without limitation, warrants, options, convertible bonds, other convertible debt instruments and convertible preferred stocks;
    Sun City shall be authorized to cancel and extinguish all preferred shares of every series and accompanying conversion rights of any kind including, without limitation, warrants, options, convertible bonds, and other convertible debt instruments with respect to any preferred shares;
  . Because this is a Chapter 7 case, this sale is authorized under Section 365 of the Bankruptcy Code, not under Section 1145 of the Bankruptcy Code. Therefore, the Purchaser is purchasing without 1 the safe harbor provisions set forth in 11 USC 1145, and the sale and transfer of newly issued stock in the Shell may be restricted under general security laws.

DONE AND ORDERED in Ft. Lauderdale, Broward County, Florida, on June 16, 2003.

RAYMOND B. RAY, United States Bankruptcy Judge

[Geoffrey S. Aaronson, Esq., is hereby directed to

serve this order on all creditors and parties in interest.]